# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Infleqtion, Inc., CIK 0002007825
CUSIP: 45676K103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 02/13/2026
Filed by CIK 0000934639
Persons authorized to receive notices and communications: Maverick Capital, Ltd., Attn: Legal Department, 1900 N. Pearl Street, 20th Floor, Dallas, Texas (TX), 75201, (214) 880-4000

## Reporting persons
- MCV Management Company, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,069,034; sole dispositive power 0; shared dispositive power 16,069,034; aggregate amount beneficially owned 16,069,034 (7.4% of the class)
- Maverick Capital Management, LLC (CIK 0001286655): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,976,664; sole dispositive power 0; shared dispositive power 19,976,664; aggregate amount beneficially owned 19,976,664 (9.2% of the class)
- Maverick Ventures Investment Fund, L.P. (CIK 0001632191): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,851,652; sole dispositive power 0; shared dispositive power 9,851,652; aggregate amount beneficially owned 9,851,652 (4.6% of the class)
- Maverick Advisors Fund, L.P. (CIK 0001632167): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,217,382; sole dispositive power 0; shared dispositive power 6,217,382; aggregate amount beneficially owned 6,217,382 (2.9% of the class)
- Maverick Capital Ventures, LLC (CIK 0001632173): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,069,034; sole dispositive power 0; shared dispositive power 16,069,034; aggregate amount beneficially owned 16,069,034 (7.4% of the class)
- Maverick Silicon Fund, L.P. (CIK 0002055345): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,879,769; sole dispositive power 0; shared dispositive power 2,879,769; aggregate amount beneficially owned 2,879,769 (1.3% of the class)
- Maverick Fund USA, Ltd. (CIK 0000913446): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 136,300; sole dispositive power 0; shared dispositive power 136,300; aggregate amount beneficially owned 136,300 (0.1% of the class)
- Maverick Designated Investments Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 527,861; sole dispositive power 0; shared dispositive power 527,861; aggregate amount beneficially owned 527,861 (0.2% of the class)
- Maverick Long Fund, Ltd. (CIK 0001979415): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 75,700; sole dispositive power 0; shared dispositive power 75,700; aggregate amount beneficially owned 75,700 (0% of the class)
- Maverick Long Enhanced Fund, Ltd. (CIK 0001979196): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 143,900; sole dispositive power 0; shared dispositive power 143,900; aggregate amount beneficially owned 143,900 (0.1% of the class)
- Maverick Fund II, Ltd. (CIK 0000851056): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 135,800; sole dispositive power 0; shared dispositive power 135,800; aggregate amount beneficially owned 135,800 (0.1% of the class)
- Maverick Capital, Ltd. (CIK 0000934639): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,096,895; sole dispositive power 0; shared dispositive power 17,096,895; aggregate amount beneficially owned 17,096,895 (7.9% of the class)
- Lee S. Ainslie III (CIK 0001286654): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,976,664; sole dispositive power 0; shared dispositive power 19,976,664; aggregate amount beneficially owned 19,976,664 (9.2% of the class)
- David B. Singer (CIK 0001240366): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,069,034; sole dispositive power 0; shared dispositive power 16,069,034; aggregate amount beneficially owned 16,069,034 (7.4% of the class)
- Maverick Silicon, L.P.: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,879,769; sole dispositive power 0; shared dispositive power 2,879,769; aggregate amount beneficially owned 2,879,769 (1.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Infleqtion, Inc.
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed with respect to shares of common stock, $0.0001 par value per share (the "Shares") of Infleqtion, Inc. (the "Issuer") by Maverick Ventures Investment Fund, L.P. ("Maverick Ventures Fund"), Maverick Advisors Fund, L.P. ("Maverick Advisors Fund"), Maverick Capital Ventures, LLC ("Maverick Ventures"), MCV Management Company, LLC ("MCV"), Maverick Silicon Fund, L.P. ("Maverick Silicon Fund"), Maverick Silicon, L.P. ("Maverick Silicon"), Maverick Capital, Ltd. ("Maverick"), Maverick Capital Management, LLC ("Maverick Capital Management"), Maverick Designated Investments Fund, L.P. ("MDI"), Maverick Fund USA, Ltd. ("Maverick USA"), Maverick Long Enhanced Fund, Ltd. ("Maverick Long Enhanced Fund"), Maverick Fund II, Ltd. ("Maverick Fund II"), Maverick Long Fund, Ltd. ("Maverick Long Fund"), Lee S. Ainslie III ("Mr. Ainslie") and David B. Singer ("Mr. Singer") and each of the foregoing a "Reporting Person," and collectively, the "Reporting Persons." MDI, Maverick USA, Maverick Long Enhanced Fund, Maverick Fund II, Maverick Long Fund, Maverick Silicon Fund, Maverick Ventures Fund, and Maverick Advisors Fund have direct beneficial ownership of the Shares. Maverick is the investment manager for Maverick Long Fund, Maverick Long Enhanced Fund, Maverick Fund II, MDI, and Maverick Fund USA, and Maverick Capital Management serves as the general partner to Maverick and Mr. Ainslie is the manager of Maverick. Maverick Silicon is the investment manager of Maverick Silicon Fund. Maverick Capital Management is the general partner of Maverick Silicon, and Mr. Ainslie and Andrew C. Homan ("Mr. Homan") are the managing partners of Maverick Silicon. MCV is the investment manager, and Maverick Ventures is the general partner of Maverick Ventures Fund and Maverick Advisors Fund. Maverick is the controlling member of MCV, and Mr. Ainslie and Mr. Singer are the Managing Partners of Maverick Ventures and MCV. Maverick Capital Management is the general partner of the controlling member of Maverick Ventures. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1. In response to General Instruction C of Schedule 13D, the information provided by the Reporting Persons in response to Items 2 - 6 of Schedule 13D applies equally to Mr. Homan.
Residence or business address: The address of the principal business office of Maverick, Maverick Capital Management, Maverick Ventures Fund, Maverick Advisors Fund, Maverick Silicon Fund, and Maverick USA is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201. The principal business office for Maverick Ventures, MCV and Mr. Singer is One Letterman Drive, Building D - Ste. DV 100, San Francisco, CA 94129. The principal business office of Maverick Silicon and Mr. Homan is 2625 Augustine Drive, Ste. 101, Santa Clara, CA 95054. The principal business address for Maverick Long Enhanced Fund, Maverick Fund II, MDI, and Maverick Long Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, Grand Cayman KY1-1104, Cayman Islands. The principal business address for Mr. Ainslie is 360 South Rosemary Avenue, Suite 1440, West Palm Beach, Florida 33401.
Present principal occupation or employment: The principal businesses of Maverick, Maverick Ventures, MCV and Maverick Silicon are managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of Maverick Capital Management is to serve as the general partner of Maverick and Maverick Silicon. The principal business of each of Maverick Ventures Fund, Maverick Advisors Fund, Maverick Silicon Fund, MDI, Maverick USA, Maverick Long Enhanced Fund, Maverick Long Fund and Maverick Fund II is to invest in securities. The principal occupation of Mr. Ainslie is as manager of Maverick Capital Management. The principal occupation of Mr. Singer is as Managing Partner of Maverick Ventures and MCV. The principal occupation of Mr. Homan is as Managing Partner of Maverick Silicon.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor to the Reporting Persons' knowledge Mr. Homan, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor to the Reporting Persons' knowledge, Mr. Homan, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Maverick Capital is a Texas limited partnership. Maverick Capital Management is a Texas limited liability company. Maverick USA is a Texas limited partnership. Maverick Ventures Fund, Maverick Advisors Fund, Maverick Silicon Fund and Maverick Silicon are Delaware limited partnerships. MCV and Maverick Ventures are Delaware limited liability companies. Maverick Long Enhanced Fund, Maverick Long Fund, and Maverick Fund II are each Cayman Islands exempted companies. MDI is a Cayman Islands exempted limited partnership. Mr. Ainslie, Mr. Singer and Mr. Homan are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the acquisitions of the Shares reported on this Schedule 13D was the working capital of Maverick Ventures Fund, Maverick Advisors Fund, Maverick Silicon Fund, MDI, Maverick USA, Maverick Long Enhanced Fund, Maverick Fund II and Maverick Long Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares set forth in this Schedule 13D and hold such securities for investment purposes.

Each Reporting Person expects to continuously review such person's investment in the Issuer and, depending on various factors including but not limited to, the price of the Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire Shares, preferred stock or other securities convertible into or exercisable or exchangeable for Shares from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Shares or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with its or his investment intent, each Reporting Person may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relate or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 216,471,927 outstanding Shares, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2026, and assume the exercise of options beneficially owned by certain of the Reporting Persons for an aggregate of 34,740 Shares.

Mr. Singer holds options immediately exercisable for 34,740 Shares. Maverick Ventures Fund has the right to receive the director compensation provided in respect of Mr. Singer's board service through a management fee offset.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. The Shares also include 8,300 Shares held by a separately managed account.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the separately managed account noted in Item 5(b) above, no person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 3 and Item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement
Exhibit 99.2 Power of Attorney for Mr. Ainslie (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Maverick Capital, Ltd. on May 23, 2023)
Exhibit 99.3 Power of Attorney for Mr. Singer

## Signatures
- MCV Management Company, LLC: By Maverick Capital, Ltd., its Manager (02/18/2026)
- MCV Management Company, LLC: By Maverick Capital Management, LLC, its Manager (02/18/2026)
- MCV Management Company, LLC: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Maverick Capital Management, LLC: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Maverick Ventures Investment Fund, L.P.: By Maverick Capital Ventures, LLC, its General partner (02/18/2026)
- Maverick Ventures Investment Fund, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Managing Partner (02/18/2026)
- Maverick Advisors Fund, L.P.: By Maverick Capital Ventures, LLC, its General partner (02/18/2026)
- Maverick Advisors Fund, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Managing Partner (02/18/2026)
- Maverick Capital Ventures, LLC: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Managing Partner (02/18/2026)
- Maverick Silicon Fund, L.P.: By Maverick Silicon Fund GP, LLC, its general partner (02/18/2026)
- Maverick Silicon Fund, L.P.: By Maverick Capital Management, LLC, its manager (02/18/2026)
- Maverick Silicon Fund, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Maverick Fund USA, Ltd.: By Maverick Capital Ltd, its Manager (02/18/2026)
- Maverick Fund USA, Ltd.: By Maverick Capital Management, LLC, its Manager (02/18/2026)
- Maverick Fund USA, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Maverick Designated Investments Fund, L.P.: By Maverick Capital Ltd, its Manager (02/18/2026)
- Maverick Designated Investments Fund, L.P.: By Maverick Capital Management, LLC, its Manager (02/18/2026)
- Maverick Designated Investments Fund, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Maverick Long Fund, Ltd.: By Maverick Capital Ltd, its Manager (02/18/2026)
- Maverick Long Fund, Ltd.: By Maverick Capital Management, LLC, its Manager (02/18/2026)
- Maverick Long Fund, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Maverick Long Enhanced Fund, Ltd.: By Maverick Capital, Ltd, its Manager (02/18/2026)
- Maverick Long Enhanced Fund, Ltd.: By Maverick Capital Management, LLC, its Manager (02/18/2026)
- Maverick Long Enhanced Fund, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Maverick Fund II, Ltd.: By Maverick Capital, Ltd, its Manager (02/18/2026)
- Maverick Fund II, Ltd.: By Maverick Capital Management, LLC, its Manager (02/18/2026)
- Maverick Fund II, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Maverick Capital, Ltd.: By Maverick Capital Management, LLC, its Manager (02/18/2026)
- Maverick Capital, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
- Lee S. Ainslie III: /s/ Trevor Wiessmann*, Lee S. Ainslie III (02/18/2026)
- David B. Singer: /s/ Trevor Wiessmann**, David B. Singer (02/18/2026)
- Maverick Silicon, L.P.: By Maverick Capital Management, LLC, its General Partner (02/18/2026)
- Maverick Silicon, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (02/18/2026)
Comment: *Under Power of Attorney dated March 15, 2018;
**Under Power of Attorney dated January 28, 2026